1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 29, 2013	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT AND INSIDE INFORMATION
ANNOUNCEMENT ON ESTIMATED LOSS FOR THE YEAR 2012

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited* (the "Company") and all members of the board of directors of the Company (the "Board") warrant the truthfulness, accuracy and completeness of the contents herein, and jointly and severally accept responsibilities for any misrepresentation, misleading statement contained in, or material omission from this announcement.

I.	ESTIMATED RESULTS FOR THE PERIOD

1.	Period for estimated results

From 1 January 2012 to 31 December 2012.

2.	Estimated results

In the announcement of the 2012 third quarterly report dated 30 October 2012, the Company issued a profit warning and estimated a loss in its accumulated net profit for the year 2012.

Based on the preliminary calculations of the finance department of the Company, the net profit attributable to the equity holders of the Company will post dramatic loss for the year 2012.

3.	The estimated results have not been audited by Certified Public Accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD LAST YEAR

1.	Net profit attributable to the equity holders of the Company: RMB237.974 million.

2.	Earnings per share: RMB0.02.

III.	MAJOR REASONS FOR THE ESTIMATED LOSS FOR THE PERIOD

As the downturn of the aluminum market continued, the prices of aluminum decreased by 7% as compared with the corresponding period of the preceding year. The grades of the domestic bauxite declined and the restriction on the bauxite export imposed by the Indonesian government lowered the Company's production of alumina by approximately 1.7 million tonnes, resulting in an approximately 4% increase in the cost of alumina over the corresponding period of the preceding year.

IV.	OTHER RELEVANT EXPLANATIONS

1.

The above estimated results are preliminary calculations only. Finalised details of the financial information of the Company will be disclosed in the audited annual report of the Company for the year 2012. Investors are advised to be aware of the investment risks involved.

2.

In 2013, the Company will take the initiatives to tackle the loss incurred. As for aluminum products, the Company will continue to lower the production cost through an upward adjustment to the volume of the self-developed mines and self-generated power, technology improvement as well as central procurement. In terms of energy, the coal projects invested by the Company will commence operation successively and the acquired energy projects will contribute to the profit.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
29 January 2013

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary